Citizens Holdings LLC

ANNUAL REPORT

401 W 25th Street
New York, NY 10001
(212) 372-7663
https://citizens.coffee/

This Annual Report is dated April 29, 2026.

BUSINESS

Citizens Holdings LLC ("Citizens" or the "Company") targets the premium coffee and healthy food market in the U.S., aiming to challenge the dominance of large chains like Starbucks. By positioning itself as a premium alternative to conventional quick-service restaurants (QSRs), Citizens plans to capitalize on the significant growth of the specialty coffee market.

Citizens Holdings LLC is a New York limited liability company formed on December 24, 2019. Citizens Holdings LLC is owned by three shareholders: JPG Hospitality Corp and Geisel Hospitality Corp hold 45% interest each and the remaining 10% is held by James Rogers. The Company also has multiple locations. These locations operate under Citizens Holdings LLC, which owns 100% of the following subsidiaries:
- Citizens of Chelsea LLC
- Citizens of SoHo LLC
- Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)
- Citizens of Montrose LLC
- Citizens of The East Village
- Citizen of Clear Lake LLC

Previous Offerings

Name: Membership Units
Type of security sold: Equity
Final amount sold: $305,801.98
Number of Securities Sold: 113,621

Use of proceeds: Investment into their coffee brand and development.
Date: August 26, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
RevenueRevenue for fiscal year 2024 was $7,358,527.81 compared to $9,682,042.79 in fiscal year 2025. The increase in revenue of approximately 31.6% from 2024 to 2025 can be attributed to continued expansion of operations, stronger same-store performance, and increased marketing and brand visibility driving higher transaction volume. The increase in accounts receivable (from $22,480.01 in 2024 to $72,346.87 in 2025) indicates higher billed activity and timing differences in collections near year-end.
Cost of SalesCost of sales for fiscal year 2024 was $1,998,716.55 compared to $2,420,359.52 in fiscal year 2025. The increase in cost of sales of approximately 21.1% reflects higher overall sales volume and associated product costs. Despite increased COGS, the Company maintained cost discipline relative to revenue growth.
Gross MarginsGross margin for fiscal year 2024 was $5,359,811.26 compared to $7,261,683.27 in fiscal year 2025. The increase in gross margin of approximately 35.5% reflects that revenue grew faster than cost of sales, indicating improved margin performance driven by scale efficiencies, improved pricing/mix, and disciplined purchasing and waste controls.
ExpensesWhile the Company grew revenue and gross margin in 2025, operating expenses also increased to support expansion and ongoing operational investment (staffing, infrastructure, professional services, and marketing). Despite these growth investments, net income improved year-over-year, with a net loss of ($268,828.70) in 2024 compared to ($232,515.39) in 2025, indicating improving operating leverage as the Company scaled.
Historical results and cash flows:The Company is in a growth stage and revenue-generating. We believe historical cash flows remain indicative of the future because our core business model and strategy remain focused on expanding retail operations and improving unit-level economics. Cash was primarily generated through sales and financing activities used to support growth. As of year-end, cash and cash equivalents increased from $757,562.44 in 2024 to $929,989.07 in 2025, reflecting stronger operating scale and continued focus on liquidity while funding expansion.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $929,989.07.

Debt

Creditor: Small Business Administration (SBA) – Modified Note (EIDL)
Outstanding balance: $1,932,612.34 (as of 12/31/2025 per 2025 financials)
Interest rate: 3.75%
Material terms: In April 2022, the Company entered into a loan modification agreement with the SBA and updated the note terms accordingly.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin Giuffrida

Justin Giuffrida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO), Principal Accounting Officer
Dates of Service: October 2016 — Present
Responsibilities: Direct and operate day to day operations of the business and units of finance, operations, product and development
Name: Andrew Paul Geisel

Andrew Paul Geisel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & VP Of Development & Growth
Dates of Service: October 2016 — Present
Responsibilities: Co-founder and Head Of Growth. I lead all initiatives that develop the growth of Ctizens, including New Market Development, Head of Marketing, and Technology.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Units
Stockholder Name: JPG Hospitality Corp (100% owned by Justin Giuffrida)
Amount and nature of Beneficial ownership: 3,262,500
Percent of class: 50%

Title of class: Class A Common Units
Stockholder Name: Geisel Hospitality Corp (100% owned by Andrew Geisel)
Amount and nature of Beneficial ownership: 3,262,500
Percent of class: 50%

RELATED PARTY TRANSACTIONS

Name of Person: Andrew Paul Geisel
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

Name of Person: Alex (Key Management Personell)
Relationship to Company: Employee
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

Name of Person: Justin (Key Management Personell)
Relationship to Company: Employee

Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

Name of Person: Stephanie (Key Management Personell)
Relationship to Company: Employee
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

Name of Entity: JPG Hospitality Corp
Names of 20% owners: Justin Giuffrida
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: JPG Corp owns a significant portion in the company's shares
Material Terms: Transactions entered with affiliates vary and include loans, advances, and management fees.

Name of Entity: Citizens Collective LLC
Names of 20% owners: Justin Giuffrida
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Collective is a company owned or has interest by one of the Citizen Holdings owners.
Material Terms: Transactions entered with affiliates vary and include loans, advances, and management fees.

OUR SECURITIES

The Company has authorized Class A Common Units and Class B Common Units.

Class A Common Units
• Authorized: 7,250,000
• Outstanding: 7,250,000
• Voting Rights: One vote per share
• Material Rights: Voting Rights:

- Entitled to vote on all matters requiring a vote of the company's membership.

- Votes involving only Class A Members are weighted based on their Percentage Class Interests.

- Votes involving all classes are weighted based on the overall Percentage Interests.

Economic Rights: Same economic rights and privileges as Class B Units. Equal rights for the return of capital contributions and distribution of profits and losses.

Major Decisions: Certain major decisions require approval by a Super Majority (66.67%) of the company's Percentage Interests, including Class B Units.

Transfer Rights: Right of first refusal to purchase any or all units being transferred by another member. Can require all other members to transfer the same portion of their units in a bona fide arms-length transfer to an unaffiliated third party.

For additional rights and obligations please see the Amended and Restated Operating Agreement attached as Exhibit F.

Class B Common Units
• Authorized: 2,500,000
• Outstanding: 113,621
• Material Rights: Voting Rights: Class B Members hold non-voting units for matters that do not constitute Major Decisions and voting rights on matters constituting Major Decisions.

Economic Rights: Same economic rights and privileges as Class A Units. Equal rights for the return of capital contributions and distribution of profits and losses.

Transfer Rights: Participate in transfers proposed by a majority of Class A Members in proportion to their Percentage Interest.

For additional rights and obligations please see the Amended and Restated Operating Agreement attached as Exhibit F.

Amount Oustanding

The total amount outstanding may be subject to change as the prior offering is in the process of final closing and clearing investments. The Company recently closed this CF offering on August 26, 2024.

What it means to be a minority holder

As a minority holder of Class B Common Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Common Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Legal Claims

The Company and its subsidiaries are subject to various legal claims and proceedings, many of which involve nominal amounts. While each individual claim is not substantial, the accumulation of these claims may pose a financial risk. The outstanding amounts owed by the subsidiaries, such as Citizens of Chelsea LLC and Citizens of Soho LLC, along with claims against shareholders like Geisel Hospitality Corp, could collectively impact the financial health and operations of the Company. Potential investors should consider the cumulative effect of these outstanding amounts when evaluating the Company's financial stability.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Citizens Holdings LLC

By /s/ *Justin Giuffrida*

Title: CEO

By /s/ *Justin Giuffrida*

Name: <u>Justin Giuffrida</u>

Title: CEO

By /s/ *Justin Giuffrida*

Name: <u>Justin Giuffrida</u>

Title: Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
As of 12/29/2024

	3099 - Citizens Holdings	3202 - Citizens of Burnet	3101 - Citizens of Chelsea	3100 - Citizens of East Village	3103 - Citizens of Gramercy	3201 - Citizens of Montrose	3102 - Citizens of Soho	3200 - Citizens Texas Commissary	Total		BOOKS	TAX RETURNS	VARIANCE	Comments
ASSETS														
Bank														
100-010 - Holdings Checking 2068	17,452.68								17,452.68					
100-011 - Chelsea Checking 0181			454,182.37						454,182.37					
100-012 - Soho Checking 7838							145,763.82		145,763.82					
100-013 - EV Checking 3552				13,618.96					13,618.96					
100-014 - Montrose Checking 7002						84,517.16			84,517.16					
100-015 - Burnet Checking 9715		35,389.15							35,389.15					
100-017 - Gramercy 5560					283.00				283.00					
100-100 - Cash Bank	4,320.00		1,200.00			(364.70)	1,200.00		6,355.30					
Total Bank	**21,772.68**	**35,389.15**	**455,382.37**	**13,618.96**	**283.00**	**84,152.46**	**146,963.82**		**757,562.44**		757,562.44	#REF!	#REF!	
Accounts Receivable														
Accounts Receivable														
112-000 - Accounts Receivable	22,480.01		45,611.83	71,682.08		43,609.56	46,862.66		230,246.14					
Total Accounts Receivable	22,480.01		45,611.83	71,682.08		43,609.56	46,862.66		230,246.14					
Total Accounts Receivable	**22,480.01**		**45,611.83**	**71,682.08**		**43,609.56**	**46,862.66**		**230,246.14**		230,246.14	#REF!	#REF!	
Other Current Asset														
Inventory														
120-001 - Food Inventory			8,696.90			14,578.17	5,428.10		28,703.17					
120-003 - Alcohol Inventory			2,962.76			3,667.37	3,102.66		9,732.79					
120-006 - NA Beverages Inventory			2,434.63			2,656.14	2,060.95		7,151.72					
Total Inventory			14,094.29			20,901.68	10,591.71		45,587.68		45,587.68	#REF!	#REF!	
Prepaid Expenses														
130-005 - Prepaid General & Administrative			1,718.18						1,718.18					
130-006 - Prepaid Financial Cost			3,313.32			2,453.12	3,313.32		9,079.76					
130-100 - Prepaid Insurance		1,177.00							1,177.00					
130-101 - Prepaid Liability Insurance							786.87		786.87					
Total Prepaid Expenses		1,177.00	5,031.50	-		2,453.12	4,100.19		12,761.81					
145-140 - Provision for DOL Dispute				9,835.62			11,057.66		20,893.28		36,345.00	#REF!	#REF!	
Total Other Current Asset		**1,177.00**	**19,125.79**	**9,835.62**		**23,354.80**	**25,749.56**		**79,242.77**					
Fixed Asset														
Fixed Assets -														
150-001 - Construction Management						51,299.32			51,299.32					
150-002 - Interior Design						19,783.39			19,783.39					
151-000 - Leasehold Improvement		4,979.50	45,915.16	1,800.00			169,453.03		222,147.69					
151-002 - Initial Buildout						100,710.91			100,710.91					
151-004 - Tenant Improvement Allowance						(126,590.91)	7,500.00		(119,090.91)					
153-005 - Office Supplies Asset			22,427.05			13,462.60			35,889.65					
153-006 - Kitchen			63,772.09	1,311.58	(5,307.04)	22,337.96	36,543.15		118,657.74					
153-007 - FA - IT System			3,730.11			2,341.70	6,371.07		12,442.88					

Balance Sheet

As of 12/29/2024

	3099 - Citizens Holdings	3202 - Citizens of Burnet	3101 - Citizens of Chelsea	3100 - Citizens of East Village	3103 - Citizens of Gramercy	3201 - Citizens of Montrose	3102 - Citizens of Soho	3200 - Citizens Texas Commissary	Total	BOOKS	TAX RETURNS	VARIANCE	Comments
154-001 - Restaurant		7,789.62	368,050.17	77,857.00	299,846.36	47,561.88	98,261.99		899,367.02				
Total Fixed Assets -		12,769.12	503,894.58	80,968.58	294,539.32	130,906.85	318,129.24		1,341,207.69	1,341,207.69	#REF!	#REF!	Difference in Start-up at Burnet
160-000 - Intangible Assets			18,517.01	58,000.00	5,066.99		26,373.00		107,957.00				
Accumulated Depreciation -													
150-050 - Accumulated Amortization		(5,000.00)	(8,105.85)	(15,481.61)	(5,066.99)	(1,452.39)	(44,836.16)		(79,943.00)	(79,943.00)	#REF!	#REF!	Difference in Start-up at Burnet
151-050 - Accumulated Depreciation		(7,261.69)	(492,509.42)	(77,631.65)	(294,539.32)	(88,936.90)	(304,873.03)		(1,265,752.01)	(1,265,752.01)	#REF!	#REF!	Difference in Start-up at Burnet
Total Accumulated Depreciation -		(12,261.69)	(500,615.27)	(93,113.26)	(299,606.31)	(90,389.29)	(349,709.19)		(1,345,695.01)				
165-000 - Start-Up Costs		64,145.31				238,377.00	28,500.00		331,022.31	438,979.31	#REF!	#REF!	Difference in Start-up at Burnet
Total Fixed Asset		**64,652.74**	**21,796.32**	**45,855.32**	**-**	**278,894.56**	**23,293.05**		**434,491.99**				
Other Asset													
180-003 - Due To / From Minh						132.76			132.76				
180-005 - Due To / From Jonathan			660.00						660.00				
180-006 - Due To/From Ben							(128.62)		(128.62)				
180-007 - Due To / From Alex			2,025.77						2,025.77				
180-008 - Due To / From Andrew	(28.29)					(742.45)			(770.74)				
180-009 - Due To / From Justin	5,528.70		(220.00)			11,567.93			16,876.63	16,105.89	#REF!	#REF!	
Security Deposits -													
180-010 - Security Deposits - Other				1,447.74					1,447.74				
180-011 - Security Deposit - Rent	450.00		13,121.23	525.34		24,930.40	69,000.00		108,026.97				
180-012 - Security Deposit - Utilities		1,144.00	5,680.00	830.00		1,525.01	6,680.00		15,859.01				
180-013 - Security Deposit - Kegs			120.00			750.00			870.00				
Total Security Deposits -	450.00	1,144.00	18,921.23	2,803.08		27,205.41	75,680.00		126,203.72	126,203.72	#REF!	#REF!	
Total Other Asset	**5,950.41**	**1,144.00**	**21,387.00**	**2,803.08**		**38,163.65**	**75,551.38**		**144,999.52**				
Total ASSETS	**50,203.10**	**102,362.89**	**563,303.31**	**143,795.06**	**283.00**	**468,175.03**	**318,420.47**	**-**	**1,646,542.86**	**1,646,542.86**	**#REF!**	**#REF!**	**-**
LIABILITIES & EQUITY													
Liabilities													
Accounts Payable													
200-000 - Accounts Payable - USD	156,008.20	(71,005.02)	27,404.27	2,564.50		15,169.47	26,395.05		156,536.47				
Total Accounts Payable	**156,008.20**	**(71,005.02)**	**27,404.27**	**2,564.50**		**15,169.47**	**26,395.05**		**156,536.47**	156,536.47	#REF!	#REF!	
Credit Card													
Credit Card Liabilities													
205-003 - Amex CC #41001 - Holdings	7,939.72								7,939.72				
205-005 - Chase CC #9418 - Holdings	(6,674.56)								(6,674.56)				
205-006 - Chase CC (Soho) #4948 - Holdings	12,910.66								12,910.66				
205-007 - Chase CC (Burnet) #6546 - Holdings	903.30								903.30				
205-009 - Chase CC #1769 - Montrose						(267.27)			(267.27)				
205-014 - Chase CC # 0858 - Soho							3,955.00		3,955.00				
205-017 - Amex CC #51008 - Montrose						14,082.34			14,082.34				
205-019 - Chase CC #9501- Burnet		2.99							2.99				
205-025 - Chase CC #5674 - Gramercy					64.07				64.07				

Balance Sheet
As of 12/29/2024

	3099 - Citizens Holdings	3202 - Citizens of Burnet	3101 - Citizens of Chelsea	3100 - Citizens of East Village	3103 - Citizens of Gramercy	3201 - Citizens of Montrose	3102 - Citizens of Soho	3200 - Citizens Texas Commissary	Total	BOOKS	TAX RETURNS	VARIANCE	Comments
Total Credit Card Liabilities	15,079.12	2.99	-		64.07	13,815.07	3,955.00		32,916.25				
Total Credit Card	**15,079.12**	**2.99**	**-**		**64.07**	**13,815.07**	**3,955.00**		**32,916.25**	32,916.25	#REF!	#REF!	
Other Current Liability													
210-008 - Accrued COGS			(5,625.00)						(5,625.00)	(5,625.00)	#REF!	#REF!	
Payroll Liabilities													
215-010 - Net Wages Payable			20,278.99			17,835.18	17,586.19		55,700.36				
215-020 - Payroll Tax Payable	101.91		7,694.82			4,895.85	6,520.30		19,212.88				
215-070 - NY Paid Family Leave	1,021.91		7,975.55				426.45		9,423.91				
215-080 - Disability Payable	215.61		919.46				1,150.15		2,285.22				
Total Payroll Liabilities	1,339.43		36,868.82	-		22,731.03	25,683.09		86,622.37	86,622.37	#REF!	#REF!	
220-020 - Sales Tax Payable			20,684.85			13,772.40	17,934.55		52,391.80	52,391.80	#REF!	#REF!	
Intercompany Balances													
230-002 - Due To/From Citizens of East Village, LLC	(128,495.07)		(352,242.25)			(85,347.41)	(21,637.37)		(587,722.10)				
230-003 - Due To/From Citizens of Soho, LLC	(357,548.69)		(236,576.03)	21,637.37		(64.47)			(572,551.82)				
230-004 - Due To/From Citizens of Chelsea, LLC	1,424,379.98			352,242.25		534,334.95	236,576.03		2,547,533.21				
230-005 - Due To/From Gramercy	1,078.06		(1,917.72)						(839.66)				
230-006 - Due To/From Citizens Holdings, LLC		191,222.94	(1,424,379.98)	128,495.07		237,459.70	357,548.69	376.47	(509,277.11)				
230-007 - Due To/From Citizens Texas Commissary	(376.47)								(376.47)				
230-008 - Due To/From Citizens of Montrose, LLC	(237,459.70)	(13,593.34)	(534,334.95)	85,347.41			64.47		(699,976.11)				
230-009 - Due To/From Citizens of Burnet, LLC	(191,222.94)					13,593.34			(177,629.60)				
230-010 - Due To/From JPG Corp	(3,486.34)								(3,486.34)				
Total Intercompany Balances	506,868.83	177,629.60	(2,549,450.93)	587,722.10		699,976.11	572,551.82	376.47	(4,326.00)	(4,326.00)	#REF!	#REF!	
Loans Payable													
235-000 - Loans Payable			563.00						563.00				
235-012 - Private Loan G & G							36,699.19		36,699.19				
235-016 - Loan From James Roger			34,000.00						34,000.00				
Total Loans Payable			34,563.00				36,699.19		71,262.19	71,262.19	#REF!	#REF!	
250-200 - Gift Certificates	185,804.07								185,804.07				
Total Other Current Liability	**694,012.33**	**177,629.60**	**(2,462,959.26)**	**587,722.10**		**736,479.54**	**652,868.65**	**376.47**	**386,129.43**				
Long Term Liability													
260-001 - EIDL Long Term Loan			1,979,385.71						1,979,385.71				
260-010 - Security Deposit Returnable				12,000.00					12,000.00				
Total Long Term Liability			**1,979,385.71**	**12,000.00**			**-**		**1,991,385.71**				
Total Liabilities	**865,099.65**	**106,627.57**	**(456,169.28)**	**602,286.60**	**64.07**	**765,464.08**	**683,218.70**	**376.47**	**2,566,967.86**	2,177,189.78	#REF!	#REF!	
Equity													
Equity													
270-000 - Retained Earnings	(1,886,543.86)		861,214.76	(437,552.29)	(107,993.98)	(266,539.99)	(569,293.85)		(2,406,709.21)				
280-000 - Member's Contribution			(141,042.34)	61,235.00	70,819.09				(8,988.25)				
280-040 - Pushcart Coffee Capital Account			(6,098.78)	277.00	30,978.52		5,000.00		30,156.74				
280-070 - Citizens Collective Capital Ac			(26,614.68)	2,486.00	123,914.06		45,000.00		144,785.38				

Powered by Restaurant365   8/5/2025 5:39:39 PM EDT

Balance Sheet
As of 12/29/2024

	3099 - Citizens Holdings	3202 - Citizens of Burnet	3101 - Citizens of Chelsea	3100 - Citizens of East Village	3103 - Citizens of Gramercy	3201 - Citizens of Montrose	3102 - Citizens of Soho	3200 - Citizens Texas Commissary	Total	BOOKS	TAX RETURNS	VARIANCE	Comments
290-000 - Dissolution Cleaning Account	344,837.24	8,000.00	(85,321.23)	73,806.54	(117,498.76)	(393.71)	(73,341.73)		150,088.35				
300-100 - Series A - SAFE Notes	1,209,189.62								1,209,189.62				
300-200 - Syndication cost (GC-Investors)	(199,626.00)								(199,626.00)				
300-300 - Series A - Investment	478,022.99								478,022.99				
YTD Income	(760,776.54)	(12,264.68)	417,334.86	(158,743.79)		(30,355.35)	227,837.35	(376.47)	(317,344.62)				
Total Equity	**(814,896.55)**	**(4,264.68)**	**1,019,472.59**	**(458,491.54)**	**218.93**	**(297,289.05)**	**(364,798.23)**	**(376.47)**	**(920,425.00)**	(920,425.00)	#REF!	#REF!	
Total Equity	**(814,896.55)**	**(4,264.68)**	**1,019,472.59**	**(458,491.54)**	**218.93**	**(297,289.05)**	**(364,798.23)**	**(376.47)**	**(920,425.00)**				
Total LIABILITIES & EQUITY	**50,203.10**	**102,362.89**	**563,303.31**	**143,795.06**	**283.00**	**468,175.03**	**318,420.47**	**-**	**1,646,542.86**	1,646,542.86	#REF!	#REF!	

- - - - - - - - -

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024

Accrual Basis

	Citizens of Chelsea LLC	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary	Citizens Holdings	TOTAL
Ordinary Income/Expense									
Income									
300-000 · Revenue									
300-010 · Revenue - Food	2,046,507.81	1,625,957.04	246,687.31	1,506,503.67	-	195,103.94	-	-	5,620,759.77
300-030 · Revenue - Alcohol	115,915.99	142,310.94	5,362.00	204,416.28	-	-	-	-	468,005.21
300-060 · Revenue - NA Beverages	601,607.49	494,055.92	154,750.25	324,835.47	-	-	-	-	1,575,249.13
300-070 · Revenue - Retails	5,086.00	194.44	30.00	824.39	-	-	-	-	6,134.83
300-090 · Revenue - Comps	(131,634.99)	(94,073.16)	(6,353.14)	(111,102.11)	-	-	-	-	(343,163.40)
300-100 · Sales Difference_3rd Party	29,980.85	9,078.93	3,049.38	(1,399.20)	-	-	-	-	40,709.96
300-050 · Revenue - Beer	-	-	-	13.86	-	-	-	-	13.86
300-040 · Revenue - Liquor	-	-	-	3,888.67	-	-	-	-	3,888.67
Total 300-000 · Revenue	2,667,463.15	2,177,524.11	403,525.80	1,927,981.03	-	195,103.94	-	-	7,371,598.03
630-082 · Event Hire Revenue	-	3,240.00	-	-	-	-	-	-	3,240.00
699-000 · Sales Adjustments									
630-031 · Chargebacks	(44.05)	(39.20)	-	-	-	-	-	-	(83.25)
630-032 · Extra/Short Receipts	(5,887.19)	(1,090.41)	(356.20)	332.46	-	-	-	-	(7,001.34)
630-033 · Under/Over	215.93	(5,274.75)	(1,924.24)	(100.65)	-	-	-	-	(7,083.71)
630-034 · Digital Sales - Adjustments	(74.08)	(607.87)	(54.98)	(1,404.99)	-	-	-	-	(2,141.92)
Total 699-000 · Sales Adjustments	(5,789.39)	(7,012.23)	(2,335.42)	(1,173.18)	-	-	-	-	(16,310.22)
Total Income	2,661,673.76	2,173,751.88	401,190.38	1,926,807.85	-	195,103.94	-	-	7,358,527.81
Cost of Goods Sold									
410-000 · Cost of Sales - Food									
410-001 · Food Purchases	476,557.91	397,973.69	89,950.55	403,939.74	-	139,167.22	-	-	1,507,589.11
410-002 · Food - Stock Adjustment	(2,722.36)	(1,218.50)	(123.07)	(4,022.73)	-	-	-	-	(8,086.66)
Total 410-000 · Cost of Sales - Food	473,835.55	396,755.19	89,827.48	399,917.01	-	139,167.22	-	-	1,499,502.45
420-000 · Cost of Sales - Alcohol									
420-001 · Alcohol Purchases	17,700.18	22,601.50	890.01	40,632.14	-	-	-	-	81,823.83
420-002 · Alcohol - Stock Adjustment	(1,256.32)	(2,104.02)	358.08	(660.92)	-	-	-	-	(3,663.18)
Total 420-000 · Cost of Sales - Alcohol	16,443.86	20,497.48	1,248.09	39,971.22	-	-	-	-	78,160.65
435-000 · Cost of Sales - NA Bev									
435-001 · NA Bev Purchases	104,165.56	94,329.91	32,938.06	94,594.05	-	97,614.19	-	-	423,641.77
435-002 · NA Bev - Stock Adjustment	(941.50)	(365.64)	(567.92)	(713.26)	-	-	-	-	(2,588.32)
Total 435-000 · Cost of Sales - NA Bev	103,224.06	93,964.27	32,370.14	93,880.79	-	97,614.19	-	-	421,053.45
Total COGS	593,503.47	511,216.94	123,445.71	533,769.02	-	236,781.41	-	-	1,998,716.55
Gross Profit	2,068,170.29	1,662,534.94	277,744.67	1,393,038.83	-	(41,677.47)	-	-	5,359,811.26
Expense									
600-000 · Labor Cost									
600-201 · Paid Time Off Wages	4,278.18	927.00	1,280.27	-	-	1,040.00	-	-	7,525.45
600-100 · Wage Cost									
600-124 · Wages - Management Bonus	-	-	-	-	-	-	-	-	-
600-120 · Wages - Management									
600-120 · Wages - Management - Other	80,865.16	87,832.80	11,655.00	93,250.86	-	-	-	-	273,603.82
Total 600-120 · Wages - Management	80,865.16	87,832.80	11,655.00	93,250.86	-	-	-	-	273,603.82
600-110 · FOH									
600-160 · FOH - Bonus	-	250.00	-	-	-	-	-	-	250.00
600-130 · Wages - F.O.H. Hourly									
600-130 · Wages - F.O.H. Hourly - Other	243,620.78	247,977.50	62,874.19	196,187.29	-	-	-	-	750,659.76
Total 600-130 · Wages - F.O.H. Hourly	243,620.78	247,977.50	62,874.19	196,187.29	-	-	-	-	750,659.76
600-150 · Wages - F.O.H. Hourly - OT									
600-150 · Wages - F.O.H. Hourly - OT - Other	676.25	1,136.08	574.74	350.81	-	-	-	-	2,737.88
Total 600-150 · Wages - F.O.H. Hourly - OT	676.25	1,136.08	574.74	350.81	-	-	-	-	2,737.88
Total 600-110 · FOH	244,297.03	249,363.58	63,448.93	196,538.10	-	-	-	-	753,647.64
600-400 · BOH									
601-100 · Contract Labor									
601-102 · Wages - 1099	46,938.45	142.52	610.62	178.22	-	-	-	-	47,869.81
Total 601-100 · Contract Labor	46,938.45	142.52	610.62	178.22	-	-	-	-	47,869.81
600-420 · Wages - B.O.H. Hourly									
600-420 · Wages - B.O.H. Hourly - Other	294,492.02	274,700.27	67,333.92	257,248.93	-	94,290.88	-	-	988,066.02
Total 600-420 · Wages - B.O.H. Hourly	294,492.02	274,700.27	67,333.92	257,248.93	-	94,290.88	-	-	988,066.02
600-430 · Wages - B.O.H. Hourly - OT									
600-430 · Wages - B.O.H. Hourly - OT - Other	6,904.22	4,821.38	968.71	3,844.81	-	-	-	-	16,539.12
Total 600-430 · Wages - B.O.H. Hourly - OT	6,904.22	4,821.38	968.71	3,844.81	-	-	-	-	16,539.12
600-400 · BOH - Other	228.01	-	-	-	-	-	-	-	228.01
Total 600-400 · BOH	348,562.70	279,664.17	68,913.25	261,271.96	-	94,290.88	-	-	1,052,702.96
601-209 · Training Labor Exp	19,116.99	22,166.16	1,512.18	18,439.19	-	-	-	-	61,234.52
600-140 · Commissary Labor	-	-	-	-	-	-	-	-	-
Total 600-100 · Wage Cost	692,841.88	639,026.71	145,529.36	569,500.11	-	94,290.88	-	-	2,141,188.94
600-200 · Alice Spending	261.86	132.60	-	-	-	-	-	-	394.46
601-206 · People and Culture	2,589.85	425.27	213.99	1,329.44	-	-	-	3,462.18	8,020.73
600-500 · Employer Taxes									
665-010 · Alice Charges	351.57	139.70	-	-	-	-	-	-	491.27
600-501 · Social Security	73,439.64	62,653.55	12,538.17	58,022.54	-	-	-	514.60	207,168.50
600-502 · Medicare	17,175.25	14,652.96	2,932.33	14,641.37	-	-	-	120.43	49,522.34
600-503 · Federal FUTA	5,392.09	4,639.23	1,921.72	2,297.40	-	-	-	44.70	14,295.14
600-505 · State SUI	20,394.40	17,371.12	2,529.69	12,171.09	-	-	-	1,084.28	53,550.58
Total 600-500 · Employer Taxes	116,752.95	99,456.56	19,921.91	87,132.40	-	-	-	1,764.01	325,027.83
601-000 · Other Staff Costs									
601-200 · Employee Benefits									
601-204 · Staff Uniforms	-	-	-	-	-	698.16	-	-	698.16
Total 601-200 · Employee Benefits	-	-	-	-	-	698.16	-	-	698.16
Total 601-000 · Other Staff Costs	-	-	-	-	-	698.16	-	-	698.16
601-200 · Employee Benefits									
601-210 · Staff Reimbursement	-	-	-	-	-	-	-	-	-
601-201 · Workers' Compensation Insurance	-	-	-	2,605.97	-	-	-	-	2,605.97
601-204 · Staff Uniforms	-	-	-	2,958.98	-	-	-	-	2,958.98
Total 601-200 · Employee Benefits	-	-	-	5,564.95	-	-	-	-	5,564.95
600-103 · Overhead Labor	-	-	-	-	-	-	-	8,409.69	8,409.69
600-124 · Wages - Management Bonus	-	-	-	-	-	-	-	6,700.51	6,700.51
600-101 · Flex Labor	-	-	-	-	-	-	-	11,336.58	11,336.58
Total 600-000 · Labor Cost	816,724.72	739,968.14	166,945.53	663,526.90	-	96,029.04	-	31,672.97	2,514,867.30
601-000 · Other Staff Costs									
601-200 · Employee Benefits									
601-210 · Staff Reimbursement	-	685.03	-	-	-	-	-	20,553.00	21,238.03
601-201 · Workers' Compensation Insurance	8,808.37	9,778.27	3,933.53	-	-	-	-	75.73	22,595.90
601-202 · Staff Recruitment	840.00	-	-	-	-	-	-	15,829.04	16,669.04
601-204 · Staff Uniforms	811.47	444.63	153.63	-	-	-	-	-	1,409.73
601-205 · Staff Meals	-	313.31	-	-	-	-	-	-	313.31
Total 601-200 · Employee Benefits	10,459.84	11,221.24	4,087.16	-	-	-	-	36,457.77	62,226.01
Total 601-000 · Other Staff Costs	10,459.84	11,221.24	4,087.16	-	-	-	-	36,457.77	62,226.01
600-140 · Commissary Labor	-	-	-	-	-	-	-	-	-
600-141 · Corporate Labor Expense	-	-	-	-	-	-	-	-	-
610-000 · Advertising and Promotion									
610-008 · Third Parties Tips	(9,780.99)	3,994.25	(1,716.67)	-	-	-	-	-	(7,503.41)

Transfers to operating entities

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024

Accrual Basis

	Citizens of Chelsea LLC	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary	Citizens Holdings	TOTAL
610-001 · Advertising	1,654.73	813.49	505.43	3,531.76	-	1,941.03	-	21,887.01	30,333.45
610-002 · Public Relations	-	-	-	2,450.00	-	-	-	-	2,450.00
610-004 · Branding & Design	-	-	-	1,013.60	-	-	-	1,913.60	2,927.20
610-006 · Event Expenses	-	850.00	601.50	-	-	-	-	-	1,451.50
610-007 · 3rd Party Delivery Expense	70,782.20	29,098.03	5,645.26	17,423.62	-	7,400.00	-	-	130,349.11
610-009 · Subscriptions	13,252.51	12,742.89	7,633.66	14,531.97	-	-	-	31,892.57	80,053.60
610-011 · Complimentary Cost	30,381.40	25,786.27	1,387.01	26,720.14	-	-	-	-	84,274.82
Total 610-000 · Advertising and Promotion	106,289.85	73,284.93	14,056.19	65,671.09	-	9,341.03	-	55,693.18	324,336.27
630-000 · General and Administrative									
620-000 · Travel and Entertainment									
620-002 · Meals and Entertainment	76.40	-	-	-	-	-	-	2,632.24	2,708.64
620-001 · Airfare	-	-	-	-	-	-	-	13,707.58	13,707.58
620-003 · Lodging	-	-	-	-	-	-	-	12,972.54	12,972.54
620-005 · Taxi Charges & Local Travel	305.06	786.19	145.96	-	-	-	-	10,112.11	11,349.32
Total 620-000 · Travel and Entertainment	381.46	786.19	145.96	-	-	-	-	39,424.47	40,738.08
630-001 · Web Design & Maintenance	-	-	-	-	-	44.34	-	-	44.34
630-003 · Clearing and Freight charges	-	-	-	-	-	-	-	101.72	101.72
630-005 · Internet/Email	3,718.73	2,395.74	2,256.88	-	-	-	-	-	8,371.35
660-000 · Professional Fees									
660-001 · Legal Fees	-	1,188.00	1,109.90	-	-	-	-	-	2,297.90
660-006 · Consulting Fees	-	-	-	-	-	-	-	-	-
660-000 · Professional Fees - Other	(10,000.00)	-	-	-	-	-	-	-	(10,000.00)
Total 660-000 · Professional Fees	(10,000.00)	1,188.00	1,109.90	-	-	-	-	-	(7,702.10)
620-000 · Travel & Entertainment									
620-005 · Taxi Charges & Local Travel	-	-	-	-	-	157.99	-	-	157.99
Total 620-000 · Travel & Entertainment	-	-	-	-	-	157.99	-	-	157.99
660-008 · Reimbursement	-	-	-	-	-	-	-	13,628.04	13,628.04
660-004 · Professional Fees	-	-	-	-	-	-	-	24,503.50	24,503.50
660-007 · Management Fee Expense	-	-	-	-	-	-	-	195,000.00	195,000.00
Total 630-000 · General and Administrative	(5,899.81)	4,369.93	3,512.74	-	-	202.33	-	272,657.73	274,842.92
650-000 · Supplies and Maintenance									
650-001 · Linen & Laundry	5,294.11	4,275.29	1,947.50	9,047.86	-	-	-	-	20,564.76
650-002 · Cleaning Supplies	29,334.34	28,646.07	8,826.03	38,211.52	-	722.16	-	-	105,740.12
650-003 · Cleaning Contract Services	18,693.25	20,780.49	10,798.48	-	-	-	-	-	50,272.22
650-004 · Pest Control	6,490.05	5,956.51	4,322.38	2,405.88	-	-	-	-	19,174.82
650-005 · Trash/Waste Removal Service	21,520.75	13,135.06	10,120.21	-	-	-	-	-	44,776.02
650-006 · FOH and BOH Smallwares & Equip	17,522.36	14,740.65	2,181.64	37,305.51	-	554.84	376.47	7,552.47	80,233.94
650-008 · Paper & Packaging Supplies	38,710.40	17,663.73	11,981.45	35,569.08	-	3,195.91	-	382.83	107,503.40
650-016 · Office Supplies/Stationery	4,934.37	8,016.73	735.52	4,987.78	-	2,746.29	-	5,252.54	26,673.23
650-018 · IT Cost	-	-	-	656.39	-	-	-	-	656.39
650-021 · Repairs and Maintenance	38,644.95	18,522.57	8,590.60	30,318.28	-	200.00	-	3,485.77	99,762.17
650-025 · Overhead Labor	-	-	194.07	-	-	-	-	23,843.40	24,037.47
Total 650-000 · Supplies and Maintenance	181,144.58	131,737.10	59,697.88	158,502.30	-	7,419.20	376.47	40,517.01	579,394.54
665-000 · Other Financial Costs									
665-011 · Tips expense	-	3,249.46	-	-	-	-	-	-	3,249.46
665-001 · Payroll Processing Charges	6,354.07	6,326.35	3,502.61	6,574.83	-	-	-	2,066.91	24,824.77
665-002 · Credit Card Charges	83,517.50	71,268.17	15,244.20	64,275.57	-	-	-	39.87	234,345.31
665-003 · Bank Charges	26.10	108.00	1,360.39	968.56	-	460.00	-	3,723.67	6,646.72
665-006 · Tangible Property Taxes	37.80	-	-	-	-	-	-	-	37.80
665-007 · Penalties	580.00	-	-	-	-	142.30	-	18,909.23	19,631.53
665-008 · Licenses Permits and Filing Fee	5,295.31	4,900.06	-	-	-	-	-	2,433.93	12,629.30
665-009 · Sales and Use Tax-Comps	2,347.06	2,479.35	(602.66)	15,049.84	-	-	-	-	19,273.59
665-200 · Insurance Expense									
665-201 · Liability Insurance	10,807.10	6,692.28	7,501.95	15,378.29	-	-	-	-	40,379.62
665-204 · EPLI Insurance	-	-	-	3,154.00	-	-	-	-	3,154.00
665-200 · Insurance Expense - Other	-	-	-	-	-	-	-	42,662.33	42,662.33
Total 665-200 · Insurance Expense	10,807.10	6,692.28	7,501.95	18,532.29	-	-	-	42,662.33	86,195.95
665-008 · Licenses Permits & Filing Fees	-	-	-	7,776.75	-	-	-	-	7,776.75
Total 665-000 · Other Financial Costs	108,964.94	95,023.67	27,006.49	113,177.84	-	602.30	-	69,835.94	414,611.18
670-000 · Occupancy Costs									
670-001 · Rent	292,947.54	261,500.00	97,351.30	301,584.80	-	-	-	1,686.01	955,069.65
670-002 · Percentage Rent	-	60,833.64	-	-	-	-	-	-	60,833.64
670-005 · Utilities									
670-006 · Gas	-	-	-	5,407.36	-	-	-	-	5,407.36
670-007 · Water	6,531.84	4,493.38	1,806.47	-	-	-	-	-	12,831.69
670-008 · Electricity	60,207.76	37,486.71	20,732.70	19,800.85	-	-	-	-	138,228.02
Total 670-005 · Utilities	66,739.60	41,980.09	22,539.17	25,208.21	-	-	-	-	156,467.07
670-010 · Security and Alarm	981.31	788.65	598.18	1,203.93	-	-	-	-	3,572.07
Total 670-000 · Occupancy Costs	360,668.45	365,102.38	120,488.65	327,996.94	-	-	-	1,686.01	1,175,942.43
630-000 · General & Admin Expenses									
620-000 · Travel and Entertainment									
620-005 · Taxi Charges & Local Travel	-	-	-	-	-	-	-	-	-
620-003 · Lodging	-	-	-	-	-	-	-	-	-
620-002 · Meals & Entertainment	-	-	-	216.79	-	-	-	-	216.79
620-001 · Airfare	-	-	-	-	-	-	-	-	-
Total 620-000 · Travel and Entertainment	-	-	-	216.79	-	-	-	-	216.79
630-005 · Internet/Email	-	-	-	2,483.63	-	-	-	-	2,483.63
Total 630-000 · General & Admin Expenses	-	-	-	2,700.42	-	-	-	-	2,700.42
660-000 · Professional Charges									
660-004 · Professional Fees	-	-	-	-	-	-	-	-	-
Total 660-000 · Professional Charges	-	-	-	-	-	-	-	-	-
600-080 · Wages - 1099	-	-	-	-	-	-	-	26,836.00	26,836.00
601-209 · Training Labor Exp	-	-	-	-	-	-	-	6,119.19	6,119.19
650-018 · IT Cost	-	-	-	-	-	-	-	177.22	177.22
650-023 · Postage & Courier	-	-	-	-	-	-	-	7.12	7.12
660-001 · Legal Fees	-	-	-	-	-	-	-	2,232.50	2,232.50
660-002 · Audit Fees	-	-	-	-	-	-	-	24,700.00	24,700.00
660-005 · Accounting Fees	-	-	-	-	-	-	-	48,130.00	48,130.00
660-006 · Consulting Fees	-	-	-	-	-	-	-	25,124.12	25,124.12
665-004 · Donations	-	-	-	-	-	-	-	100.00	100.00
665-204 · EPLI Insurance	-	-	-	-	-	-	-	(175.00)	(175.00)
670-009 · Storage Rent	-	-	-	-	-	-	-	949.50	949.50
670-010 · Security and Alarm	-	-	-	-	-	-	-	54.38	54.38
675-000 · Corporate Tax Expense	-	-	-	-	-	-	-	1,675.00	1,675.00
Total Expense	1,578,352.57	1,420,707.39	395,794.64	1,331,575.49	-	113,593.90	376.47	644,450.64	5,484,851.10
Net Ordinary Income	489,817.72	241,827.55	(118,049.97)	61,463.34	-	(155,271.37)	(376.47)	(644,450.64)	(125,039.84)
Other Income/Expense									
Other Income									
630-038 · Misc Income	1,854.59	-	-	-	-	-	-	-	1,854.59
800-000 · Other Income									
800-001 · Interest Income	5,659.57	2,273.21	-	-	-	-	-	-	7,932.78
800-002 · Vendor Refunds	44,206.00	10,515.00	-	685.48	-	-	-	-	55,406.48

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024

Accrual Basis

	Citizens of Chelsea LLC	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary	Citizens Holdings	TOTAL
Total 800-000 · Other Income	49,865.57	12,788.21	-	685.48	-	-	-	-	63,339.26
Total Other Income	51,720.16	12,788.21	-	685.48	-	-	-	-	65,193.85
Other Expense									
665-004 · Donations	-	-	-	2,481.54	-	-	-	-	2,481.54
680-000 · Uncategorized Expenses									
680-002 · Ask my Client	-	-	-	-	-	-	-	-	-
Total 680-000 · Uncategorized Expenses	-	-	-	-	-	-	-	-	-
900-000 · Interest Expense									
900-001 · Interest Paid	75,343.84	-	-	-	-	-	-	-	75,343.84
900-050 · Interest on Tax/Penalties	-	-	-	309.33	-	-	-	-	309.33
Total 900-000 · Interest Expense	75,343.84	-	-	309.33	-	-	-	-	75,653.17
940-000 · Other Expenses									
940-002 · Miscellaneous	(398.28)	220.17	13,654.47	1,045.74	-	-	-	-	14,522.10
Total 940-000 · Other Expenses	(398.28)	220.17	13,654.47	1,045.74	-	-	-	-	14,522.10
940-000 · Other Expense									
940-006 · Cost of Capital	-	-	-	-	-	-	-	75,481.51	75,481.51
940-002 · Miscellaneous	-	-	-	-	-	-	-	4,070.84	4,070.84
940-003 · Investors Fee	-	-	-	-	-	-	-	36,773.55	36,773.55
Total 940-000 · Other Expense	-	-	-	-	-	-	-	116,325.90	116,325.90
Total Other Expense	74,945.56	220.17	13,654.47	3,836.61	-	-	-	116,325.90	208,982.71
Net Other Income	(23,225.40)	12,568.04	(13,654.47)	(3,151.13)	-	-	-	(116,325.90)	(143,788.86)
Net Income	**466,592.32**	**254,395.59**	**(131,704.44)**	**58,312.21**	**-**	**(155,271.37)**	**(376.47)**	**(760,776.54)**	**(268,828.70)**

BS - YTD
12/28/2025
Consolidated

	YTD
ASSETS	
Bank	
Holdings Checking 2068	499,012.67
Chelsea Checking 0181	144,353.69
Soho Checking 7838	110,787.39
EV Checking 3552	38,396.54
Montrose Checking 7002	99,518.91
Burnet Checking 9715	16,246.10
Texas Commissary Checking 5391	15,318.47
Cash Bank	6,355.30
Total Bank	**929,989.07**
Accounts Receivable	
Accounts Receivable	
Accounts Receivable	72,346.87
Cash Receivables	16,303.74
Door Dash	1,186.47
Grub Hub	320.20
MealPal	373.43
Credit Card Receivables	125,711.10
UberEats	652.04
Broome St Hotel	17,280.03
Total Accounts Receivable	**234,173.88**
Total Accounts Receivable	**234,173.88**
Other Current Asset	

BS - YTD

12/28/2025
Consolidated

	YTD
Inventory	
Food Inventory	28,748.91
Tea/Coffee Inventory	13,558.75
Alcohol Inventory	11,405.15
Retail Inventory	434.22
Cleaning Supplies Inventory	123.12
NA Beverages Inventory	7,982.95
Protein Inventory	3,371.86
Produce Inventory	12,511.11
Dairy Inventory	10,233.52
Dry Inventory	22,571.82
Seafood Inventory	3,023.13
Juice Inventory	1,742.30
Retail Bottled Bev Inventory	1,067.36
Liquor Inventory	8,289.20
Beer Inventory	895.91
Wine Inventory	6,685.82
Misc Alcohol Inventory	-780.04
Commissary - Inventory	6,213.33
Total Inventory	**138,078.42**
Prepaid Expenses	
Prepaid Supplies & Maintenance	3,000.00
Prepaid General & Administrative	3,653.63
Prepaid Financial Cost	13,547.58

BS - YTD

12/28/2025

Consolidated

	YTD
Prepaid Occupancy	3,105.00
Prepaid Liability Insurance	17,712.72
Total Prepaid Expenses	**41,018.93**
Provision for DOL Dispute	20,893.28
Total Other Current Asset	**199,990.63**
Fixed Asset	
Fixed Assets .	
Construction Management	51,299.32
Interior Design	19,783.39
Leasehold Improvement	572,771.60
Kitchen Improvement	657.08
Initial Buildout	116,631.54
Tenant Improvement Allowance	-115,062.14
Machinery and Equipment	24,874.84
Audio/Visual	3,555.31
Office Supplies Asset	35,889.65
Kitchen	126,938.73
FA - IT System	12,442.88
Furniture and Fixtures Assets	142,561.94
Restaurant	622,790.86
Total Fixed Assets .	**1,615,135.00**
Intangible Assets	102,890.01
Accumulated Depreciation -	
Accumulated Amortization	-74,876.01

BS - YTD

12/28/2025

Consolidated

	YTD
Accumulated Depreciation	-971,212.69
Total Accumulated Depreciation -	**-1,046,088.70**
Start-Up Costs	614,419.38
Total Fixed Asset	**1,286,355.69**
Other Asset	
Due To / From Jonathan	1,461.36
Due To / From Alex	153.65
Due To / From Andrew	27.21
Due To / From Justin	18,639.09
Due To / From Trevor	201.88
Due To / From Nick Desantis	61.98
Security Deposits.	
Security Deposits - Other	12,328.74
Security Deposit - Rent	117,889.71
Security Deposit - Utilities	12,519.01
Security Deposit - Kegs	680.00
Total Security Deposits.	**143,417.46**
Total Other Asset	**163,962.63**
Total ASSETS	**2,814,471.90**
LIABILITIES & EQUITY	
Liability	
Accounts Payable	
Accounts Payable - USD	179,673.65
Total Accounts Payable	**179,673.65**

BS - YTD

12/28/2025

Consolidated

	YTD
Credit Card	
Credit Card Liabilities	
Chase CC #9418 - Holdings	-598,117.04
Chase CC (Burnet) #6546 - Holdings	79,724.49
Chase CC #1769 - Montrose	723.00
Chase CC # 0858 - Soho	3,274.92
Amex CC #51008 - Montrose	19,179.30
Chase CC #9519 - Burnet	76,671.95
Chase CC #9501- Burnet	-56,964.20
Chase CC (Sub Card 9418) #4570 - Holdings	431,667.89
Chase CC (Sub Card 9418) #3816 - Holdings	114,090.31
Chase CC (Sub Card 9418) #7512 - Holdings	2,078.40
Total Credit Card Liabilities	**72,329.02**
Total Credit Card	**72,329.02**
Other Current Liability	
Accrued Advertising/Promotion	671.10
Accrued Financial Cost	752.79
Accrued Occupancy	2,998.75
Accrued Management Fees	70,481.73
Payroll Liabilities	
Net Wages Payable	88,304.40
Payroll Tax Payable	23,352.31
Payroll Misc Deductions	400.00
NY Paid Family Leave	175.90

BS - YTD

12/28/2025

Consolidated

	YTD
Disability Payable	818.03
Federal Tax levy1	985.71
Total Payroll Liabilities	**114,036.35**
Sales Tax Payable	63,294.68
Deferred Rent Payable	41,400.00
Intercompany Balances	
Due To/From Citizens of East Village, LLC	-617,928.51
Due To/From Citizens of Soho, LLC	-150,398.93
Due To/From Citizens of Chelsea, LLC	3,304,783.94
Due To/From Citizens Holdings, LLC	-915,780.75
Due To/From Citizens Houston TX Commissary	-86,713.75
Due To/From Citizens of Montrose, LLC	-332,724.33
Due To/From Citizens of Burnet, LLC	-1,201,237.67
Due to/From Clear Lake	-83,559.00
Total Intercompany Balances	**-83,559.00**
Loans Payable	
Loans Payable	563.00
Private Loan G & G	36,699.19
Loan From James Roger	34,000.00
Total Loans Payable	**71,262.19**
Deposits for Future Events	363.13
Gift Certificates	158,518.75
Total Other Current Liability	**440,220.47**

BS - YTD

12/28/2025

Consolidated

	YTD
Long Term Liability	
Loan Payable – CSC Financing	93,012.92
EIDL Long Term Loan	1,932,612.34
Security Deposit Returnable	12,000.00
Total Long Term Liability	**2,037,625.26**
Total Liability	**2,729,848.40**
Equity	
Equity	
Member's Contribution	-8,988.25
Pushcart Coffee Capital Account	30,156.74
Citizens Collective Capital Ac	144,785.38
Dissolution Cleaning Account	150,152.42
Series C - Investment (SAFE Notes)	1,209,189.62
Syndication cost (GC-Investors)	-199,626.00
Series A - Investment (Crowd)	1,495,522.81
Series B - Investment (Private)	220,000.00
Retained Earnings	-2,724,053.83
YTD Income	-232,515.39
Total Equity	**84,623.50**
Total Equity	**84,623.50**
Total LIABILITIES & EQUITY	**2,814,471.90**

Consolidated PL

12/28/2025

Consolidated

	YTD	
Income		
300-010 - Revenue - Food	7,602,022.05	78.5%
300-020 - Revenue - Tea/Coffee	260,048.87	2.7%
300-030 - Revenue - Alcohol	568,920.52	5.9%
300-050 - Revenue - Beer	7,597.56	0.1%
300-060 - Revenue NA Beverages	1,478,867.21	15.3%
300-063 - Event Hire Revenue	0.00	0.0%
300-070 - Revenue - Retails	6,725.50	0.1%
Revenue - Comps		
300-090 - Revenue - Comps	(553,052.19)	(5.7%)
Total Revenue - Comps	**(553,052.19)**	**(5.7%)**
300-091 - Sales Difference_3rd Party	33,623.75	0.3%
300-099 - Commissary Sales	281,519.78	2.9%
630-031 - Sales Adjustments - Chargebacks	(1,194.25)	(0.0%)
630-034 - Digital Sales - Adjustments	(1,017.87)	(0.0%)
630-036 - Discount Received	(2,018.14)	(0.0%)
Total Income	**9,682,042.79**	**100.0%**
Cost of Goods Sold		
Food Purchases.		
410-000 - Food Purchases.	313,663.71	3.2%
410-003 - Protein Purchases	303,357.50	3.1%
410-005 - Produce Purchases	340,080.41	3.5%
410-007 - Dairy Purchases	342,550.44	3.5%
410-009 - Dry Purchases	386,515.16	4.0%

Consolidated PL

12/28/2025

Consolidated

	YTD	
410-011 - Seafood Purchases	57,224.92	0.6%
410-015 - Commissary - Purchases	212,636.16	2.2%
410-020 - Food - Stock Adjustment	(20.76)	(0.0%)
Total Food Purchases.	**1,956,007.54**	**20.2%**
Alcohol Purchases.		
420-000 - Alcohol Purchases.	17,269.72	0.2%
420-001 - Liquor Purchases	34,953.93	0.4%
420-004 - Beer Purchases	3,588.38	0.0%
420-006 - Wine - Purchases	33,917.43	0.4%
420-008 - Misc Alcohol - Purchases	8,224.09	0.1%
420-020 - Alcohol - Stock Adjustment	(1,672.36)	(0.0%)
Total Alcohol Purchases.	**96,281.19**	**1.0%**
NA Bev Purchases.		
435-000 - NA Bev Purchases.	72,630.84	0.8%
415-000 - Tea/Coffee Purchases	164,240.22	1.7%
415-003 - Juice Purchases	83,861.77	0.9%
435-020 - NA Bev - Stock Adjustment	(470.92)	(0.0%)
Total NA Bev Purchases.	**320,261.91**	**3.3%**
Retail Purchases -		
415-005 - Retail Bottled Bev Purchases	7,964.52	0.1%
445-000 - Retail Purchases	22,068.84	0.2%
445-020 - Retail - Stock Adjustment	480.00	0.0%
Total Retail Purchases -	**30,513.36**	**0.3%**
455-000 - COGS - Delivery Expense	17,295.52	0.2%

Consolidated PL

12/28/2025

Consolidated

	YTD	
Total Cost of Goods Sold	**2,420,359.52**	*25.0%*
Expense		
Staff Cost		
Management.		
600-120 - Wages - Management	374,237.30	*3.9%*
600-124 - Wages - Management Bonus	9,525.00	*0.1%*
Total Management.	**383,762.30**	*4.0%*
Front of the House.		
600-110 - FOH	809,925.21	*8.4%*
600-150 - FOH - OT	6,827.37	*0.1%*
600-160 - FOH - Bonus	5,541.91	*0.1%*
Employer Taxes		
600-200 - Alice Spending	342.55	*0.0%*
600-501 - Social Security	269,570.56	*2.8%*
600-502 - Medicare	63,044.55	*0.7%*
600-503 - Federal FUTA	10,355.72	*0.1%*
600-505 - State SUI	68,201.65	*0.7%*
665-010 - Alice Charges	1,082.79	*0.0%*
Total Employer Taxes	**412,597.82**	*4.3%*
Total Front of the House.	**1,234,892.31**	*12.8%*
Back of the House.		
600-400 - BOH	1,364,340.97	*14.1%*
600-430 - BOH - OT	35,332.25	*0.4%*
Total Back of the House.	**1,399,673.22**	*14.5%*

Consolidated PL

12/28/2025

Consolidated

	YTD	
Other Staff		
600-080 - Wages - 1099	0.00	0.0%
600-101 - Flex Labor	6,918.51	0.1%
600-103 - Overhead Labor	127,815.90	1.3%
601-209 - Training Labor	83,206.31	0.9%
601-210 - Staff Reimbursement	4,362.55	0.0%
Total Other Staff	**222,303.27**	**2.3%**
Employee Benefits		
600-201 - Paid Time Off Wages	10,395.23	0.1%
601-201 - Workers' Compensation Insurance	21,857.40	0.2%
601-202 - Staff Recruitment	28,951.15	0.3%
601-204 - Staff Uniforms	19,662.97	0.2%
601-205 - Staff Meals	0.00	0.0%
601-206 - People and Culture	14,840.36	0.2%
601-207 - Staff Accommodation/Relocation	9,622.00	0.1%
601-208 - Staff First Aid	127.14	0.0%
601-250 - Staff Insurance	(2,401.00)	(0.0%)
Total Employee Benefits	**103,055.25**	**1.1%**
Total Staff Cost	**3,343,686.35**	**34.5%**
Advertising and Promotions		
610-001 - Advertising	40,350.39	0.4%
610-002 - Public Relations	0.00	0.0%

Consolidated PL

12/28/2025

Consolidated

	YTD	
610-003 - Brand Promotions and Advertising	950.00	0.0%
610-004 - Branding & Design	210.99	0.0%
610-005 - R & D	12,268.76	0.1%
610-006 - Event Expenses	0.00	0.0%
610-007 - 3rd Party Delivery	141,286.79	1.5%
610-009 - Subscriptions	93,887.99	1.0%
610-010 - Photography expense	910.00	0.0%
610-011 - Complimentary Cost	131,545.00	1.4%
Total Advertising and Promotions	**421,409.92**	**4.4%**
General & Admin Expenses		
610-008 - Third Parties Tips	(10,856.86)	(0.1%)
620-000 - Travel & Entertainment	1,378.53	0.0%
620-001 - Airfare	29,753.37	0.3%
620-002 - Meals & Entertainment	9,319.15	0.1%
620-003 - Lodging	23,213.13	0.2%
620-005 - Taxi Charges & Local Travel	27,308.70	0.3%
630-001 - Web Design & Maintenance	0.00	0.0%
630-003 - Clearing and Freight Charges	0.00	0.0%
630-004 - Telephone	915.66	0.0%
630-005 - Internet/Email	8,432.02	0.1%
630-006 - Management Fees	324,999.99	3.4%
650-018 - IT Cost	1,112.46	0.0%
665-004 - Donations	8,686.78	0.1%

Consolidated PL

12/28/2025

Consolidated

	YTD	
665-011 - Tips expense	0.00	0.0%
Total General & Admin Expenses	**424,262.93**	**4.4%**
Supplies and Maintenance		
650-001 - Linen & Laundry	9,586.72	0.1%
650-002 - Cleaning Supplies	133,926.48	1.4%
650-003 - Cleaning Contract Services	40,622.37	0.4%
650-004 - Pest Control	20,078.08	0.2%
650-005 - Trash/Waste Removal Service	46,708.43	0.5%
650-006 - FOH and BOH Smallwares & Equip	154,273.86	1.6%
650-007 - FOH Supplies & Accessories	12,958.41	0.1%
650-008 - Paper & Packaging Supplies	117,790.23	1.2%
650-016 - Office Supplies/Stationery	79,582.16	0.8%
650-019 - Equipment Rental	2,155.50	0.0%
650-021 - Repairs and Maintenance	163,367.37	1.7%
650-023 - Postage & Courier	0.00	0.0%
Total Supplies and Maintenance	**781,049.61**	**8.1%**
Professional Fees		
660-000 - Professional Fees	18,953.90	0.2%
660-001 - Legal Fees	13,265.22	0.1%
660-002 - Audit Fees	10,700.00	0.1%
660-005 - Accounting Fees	55,935.00	0.6%
660-006 - Consulting Fees	81,779.95	0.8%
Total Professional Fees	**180,634.07**	**1.9%**

Consolidated PL

12/28/2025

Consolidated

	YTD	
Other Financial Costs		
630-032 - Extra/Short Receipts	2,304.45	0.0%
630-033 - Cash Over/Under	10,900.02	0.1%
660-004 - Sales Tax Discounts	(1,442.90)	(0.0%)
665-001 - Payroll Processing Charges	24,583.07	0.3%
665-002 - Credit Card Charges	310,050.32	3.2%
665-003 - Bank Charges	12,325.18	0.1%
665-006 - Tangible Property Taxes	12,547.55	0.1%
665-007 - Penalties	13,665.99	0.1%
665-008 - Licenses Permits & Filing Fees	29,766.54	0.3%
665-009 - Sales and Use Tax	27,738.93	0.3%
665-200 - Insurance	44,781.56	0.5%
665-201 - Liability Insurance	67,681.42	0.7%
665-204 - EPLI Insurance	0.00	0.0%
675-000 - Corporate Tax Expense	3,125.00	0.0%
Total Other Financial Costs	**558,027.13**	**5.8%**
Occupancy Costs		
670-001 - Rent	1,035,930.41	10.7%
670-002 - Percentage Rent	116,234.63	1.2%
670-005 - Utilities	2,217.90	0.0%
670-006 - Gas	6,728.68	0.1%
670-007 - Water	14,141.74	0.1%
670-008 - Electricity	147,542.51	1.5%
670-009 - Storage Rent	7,210.03	0.1%

Consolidated PL

12/28/2025

Consolidated

	YTD	
670-010 - Security and Alarm	3,320.33	*0.0%*
Total Occupancy Costs	**1,333,326.23**	*13.8%*
Total Expense	**7,042,396.24**	*72.7%*
Corporate Overhead & Other		
Staff Cost (Corporate)		
Total Staff Cost (Corporate)	**0.00**	*0.0%*
Employer Taxes (Corporate)		
Total Employer Taxes (Corporate)	**0.00**	*0.0%*
Employee Benefits (Corporate)		
Total Employee Benefits (Corporate)	**0.00**	*0.0%*
Advertising and Promotions (Corporate)		
Total Advertising and Promotions (Corporate)	**0.00**	*0.0%*
General & Admin Expenses (Corporate)		
Total General & Admin Expenses (Corporate)	**0.00**	*0.0%*
Professional Fees (Corporate)		
Total Professional Fees (Corporate)	**0.00**	*0.0%*
Other Financial Costs (Corporate)		
Total Other Financial Costs (Corporate)	**0.00**	*0.0%*
Occupancy Costs (Corporate)		
Total Occupancy Costs (Corporate)	**0.00**	*0.0%*
Misc Income/Expense (Corporate)		
Total Misc Income/Expense (Corporate)	**0.00**	*0.0%*

Consolidated PL

12/28/2025

Consolidated

	YTD	
Total Corporate Overhead & Other	**0.00**	*0.0%*
Other Income		
900-021 - Misc Income	20,622.83	*0.2%*
900-022 - Other Income	15,335.97	*0.2%*
900-023 - Interest Income	0.00	*0.0%*
Total Other Income	**35,958.80**	*0.4%*
Other Expense		
900-000 - Preopening Expense	270,476.29	*2.8%*
900-031 - Other Expenses	4,707.70	*0.0%*
900-032 - Misc Expense (Store)	11,352.60	*0.1%*
900-042 - Interest Paid (Store)	73,418.63	*0.8%*
900-043 - Interest on Tax (Store)	8,860.68	*0.1%*
900-101 - Depreciation Expense	0.00	*0.0%*
900-102 - Amortization Expense	0.00	*0.0%*
940-003 - Investors Fee	66,905.26	*0.7%*
940-006 - Marketing (Cost of Capital)	52,040.06	*0.5%*
950-006 - Reimbursable Expenses	0.00	*0.0%*
999-999 - Ask my Client (Store)	0.00	*0.0%*
Total Other Expense	**487,761.22**	*5.0%*
Net Profit	**(232,515.39)**	*(2.4%)*

Cash Flow Statement Side by Side
12/30/2024 - 12/28/2025

Legal Ent(s): More than 5 selected

	Citizens Holdings, LLC	Citizens of Burnet, LLC	Citizens of Chelsea, LLC	Citizens of East Village, LLC	Citizens of Montrose, LLC	Citizens of Soho, LLC	Citizens Texas Commissary	Total
Operating								
Net Income/Loss								
Net Income	-1,082,312.37	-356,920.79	543,661.50	-3,222.20	383,581.31	350,922.76	-68,225.60	(232,515.39)
Non-cash Current Assets & Liabilities								-
Accounts Payable - USD	-144,094.00	93,728.72	14,336.74	6,702.37	8,229.60	35,990.18	8,243.57	23,137.18
Accounts Receivable	22,480.01		45,611.83	-664.79	43,609.56	46,862.66	0.00	157,899.27
Accrued Staff Wages	0.00	0.00	0.00		0.00	0.00		-
Accrued Advertising/Promotion			271.10		400.00			671.10
Accrued COGS			5,625.00					5,625.00
Accrued Financial Cost		752.79						752.79
Accrued General & Administrative					0.00			-
Accrued Management Fees	70,481.73							70,481.73
Accrued Occupancy			2,998.75			0.00		2,998.75
Accrued Supplies & Maintenance			0.00			0.00		-
Alcohol Inventory			-1,251.32		-261.61	-159.43		(1,672.36)
Beer Inventory		-132.02	-451.64		-158.95	-153.30		(895.91)
Broome St Hotel						-17,280.03		(17,280.03)
Cash Receivables		-1,419.11	-7,512.56		-2,781.07	-4,591.00		(16,303.74)
Cleaning Supplies Inventory		-123.12						(123.12)
Commissary - Inventory		-2,512.72	-916.66	-3,242.51	641.25	-902.30	719.61	(6,213.33)
Credit Card Receivables		-33,211.07	-30,639.39		-31,848.08	-30,012.56		(125,711.10)
Dairy Inventory		-3,017.57	-2,317.90	-296.92	-2,647.98	-1,130.68	-822.47	(10,233.52)
Deferred Rent Payable						41,400.00		41,400.00
Deposits for Future Events		363.13	0.00		0.00	0.00		363.13
Disability Payable	-215.01		-790.17			-462.01		(1,467.19)
Door Dash		-159.70	-301.72		-725.05	0.00		(1,186.47)
Dry Inventory		-7,033.18	-5,084.12	-1,895.27	-3,747.07	-1,715.73	-3,096.45	(22,571.82)
Due To / From Alex		-153.65	2,025.77					1,872.12
Due To / From Andrew	-55.50				-742.45			(797.95)
Due To / From Jonathan			-801.36					(801.36)
Due To / From Justin	-13,110.39		-220.00		11,567.93			(1,762.46)
Due To / From Matthew							0.00	-
Due To / From Minh					132.76			132.76
Due To / From Nick Desantis		-61.98						(61.98)
Due To / From Trevor		-201.88						(201.88)
Due To/From Ben			0.00			-128.62		(128.62)
Due To/From Citizens Holdings, LLC		460,498.72	-282,736.67	-21,862.82	-184,328.94	-390,703.39	12,629.46	(406,503.64)
Due To/From Citizens Houston TX Commissary	-12,629.46	-8,853.89	-10,000.00	0.00	-54,853.93		0.00	(86,337.28)
Due To/From Citizens of Burnet, LLC	-460,498.72		-416,401.32	4,533.78	-114,216.70	-45,879.00	8,853.89	(1,023,608.07)
Due To/From Citizens of Chelsea, LLC	282,736.67	416,401.32		42,968.47	-3,321.22	8,465.49	10,000.00	757,250.73
Due To/From Citizens of East Village, LLC	21,862.82	-4,533.78	-42,968.47		-10,001.42	5,434.44		(30,206.41)
Due To/From Citizens of Montrose, LLC	184,328.94	114,216.70	3,321.22	10,001.42		529.57	54,853.93	367,251.78
Due To/From Citizens of Soho, LLC	390,703.39	45,879.00	-8,465.49	-5,434.44	-529.57			422,152.89
Due to/From Clear Lake	-83,559.00							(83,559.00)
Due To/From Collective	0.00							-
Due To/From Gramercy	-1,078.06		1,917.72					839.66
Due To/From JPG Corp	3,486.34							3,486.34
Federal Tax levy1			985.71					985.71
Food Inventory			259.92		4,786.91	-394.88	-4,697.69	(45.74)
Gift Certificates	-27,285.32	0.00	0.00		0.00	0.00		(27,285.32)
GoogleOrdering			0.00			0.00		-
Grub Hub		-53.52	-253.58		0.00	-13.10		(320.20)
Juice Inventory		-593.80	-524.47		-570.67	-154.77	101.41	(1,742.30)
Liquor Inventory		-1,552.50	-2,891.46		-1,546.07	-2,299.17		(8,289.20)
MealPal			-297.99			-75.44		(373.43)
Misc Alcohol Inventory		1,390.70	-296.05		-184.38	-130.23		780.04
NA Beverages Inventory			0.00	97.89	-674.85	-254.27		(831.23)
Net Wages Payable	0.00	24,150.62	2,366.36		5,700.98	386.08		32,604.04
NY Paid Family Leave	-1,016.54		-7,890.85			-340.62		(9,248.01)
Oxford Health Insurance		0.00	0.00		0.00			-
Payroll Misc Deductions		400.00						400.00
Payroll Tax Payable	-101.91	5,006.24	-1,252.30		243.85	243.55		4,139.43
Prepaid Financial Cost	-3,375.00		-4,266.94		2,453.12	721.00		(4,467.82)
Prepaid General & Administrative			1,260.91		-2,749.98	-446.38		(1,935.45)
Prepaid Insurance		1,177.00						1,177.00
Prepaid Liability Insurance		0.00	-6,970.11		-5,530.22	-4,425.52		(16,925.85)

Powered by Restaurant365   4/23/2026 11:08:50 AM EDT

	Citizens Holdings, LLC	Citizens of Burnet, LLC	Citizens of Chelsea, LLC	Citizens of East Village, LLC	Citizens of Montrose, LLC	Citizens of Soho, LLC	Citizens Texas Commissary	Total
Prepaid Occupancy						-3,105.00		(3,105.00)
Prepaid Other Staff Cost			0.00					-
Prepaid Supplies & Maintenance						-3,000.00		(3,000.00)
Produce Inventory		-4,053.78	-3,618.61	-476.64	-2,543.61	-893.81	-924.66	(12,511.11)
Protein Inventory		1,505.13	-1,443.13	-355.56	-1,872.94	-603.98	-601.38	(3,371.86)
Retail Bottled Bev Inventory		-126.27	-387.40		-242.18	-311.51		(1,067.36)
Retail Inventory		-378.00	-56.22		0.00			(434.22)
Sales Tax Payable		14,655.76	-2,320.22		-488.53	-944.13		10,902.88
Seafood Inventory		-916.00	-388.53		-1,560.93	-157.67		(3,023.13)
Series A Receivables	0.00							-
Tangible Property Taxes Payable					0.00			-
Tea/Coffee Inventory		-3,570.36	-2,427.29	-1,977.31	-1,830.46	-2,038.18	-1,715.15	(13,558.75)
Tips Payable		0.00	0.00		0.00	0.00		-
Toast-Takeout-Reward			0.00					-
UberEats		0.00	0.00		-573.15	-78.89		(652.04)
Wine Inventory		-1,462.34	-1,898.59		-2,288.13	-1,036.76		(6,685.82)
Total Cash Flow From Operating Activities	**-853,251.38**	**749,084.80**	**-223,302.11**	**24,777.58**	**28,527.13**	**-22,866.63**	**15,318.47**	**(281,712.14)**
								-
Investing								-
Long Term Assets								-
Audio/Visual		-3,555.31						(3,555.31)
Furniture and Fixtures Assets	0.00	-128,779.30			-13,782.64			(142,561.94)
Initial Buildout		-15,920.63						(15,920.63)
Interior Design					0.00			-
Kitchen						-2,973.95		(2,973.95)
Kitchen Improvement		-657.08						(657.08)
Leasehold Improvement		-288,868.52	-22,189.72		-31,515.67	-8,050.00		(350,623.91)
Loan Payable – CSC Financing	93,012.92							93,012.92
Loan -Toast - Montrose					0.00			-
Loan -Toast - Soho						0.00		-
Machinery and Equipment		-9,443.10	-15,431.74					(24,874.84)
Restaurant		-23,270.20						(23,270.20)
Security Deposit - Kegs		-1,050.00	120.00		1,120.00			190.00
Security Deposit - Rent	450.00	-32,991.40	-2,251.74		24,930.40			(9,862.74)
Security Deposit - Utilities						3,340.00		3,340.00
Security Deposits - Other	-10,881.00							(10,881.00)
Start-Up Costs		-283,397.07						(283,397.07)
Tenant Improvement Allowance						-4,028.77		(4,028.77)
Total Cash Flow From Investing Activities	**82,581.92**	**-787,932.61**	**-39,753.20**		**-19,247.91**	**-11,712.72**		**(776,064.52)**
								-
Financing								-
Long Term Liabilities								-
Amex CC #41001 - Holdings	-7,939.72							(7,939.72)
Amex CC #51008 - Montrose					5,096.96			5,096.96
Chase CC # 0858 - Soho						-680.08		(680.08)
Chase CC #1769 - Montrose					990.27			990.27
Chase CC #7335 - Holdings	0.00							-
Chase CC #9418 - Holdings	-591,442.48							(591,442.48)
Chase CC #9501- Burnet		-56,967.19						(56,967.19)
Chase CC #9519 - Burnet		76,671.95						76,671.95
Chase CC (Burnet) #6546 - Holdings	78,821.19							78,821.19
Chase CC (Soho) #4948 - Holdings	-12,910.66							(12,910.66)
Chase CC (Sub Card 9418) #0522 - Holdings	0.00							-
Chase CC (Sub Card 9418) #1693 - Holdings	0.00							-
Chase CC (Sub Card 9418) #3816 - Holdings	114,090.31							114,090.31
Chase CC (Sub Card 9418) #4570 - Holdings	431,667.89							431,667.89
Chase CC (Sub Card 9418) #7085 - Holdings	0.00							-
Chase CC (Sub Card 9418) #7512 - Holdings	2,078.40							2,078.40
EIDL Long Term Loan			-46,773.37					(46,773.37)
Equity								-
Dissolution Cleaning Account						283.00		283.00
Series A - Investment (Crowd)	1,017,499.82							1,017,499.82
Series B - Investment (Private)	220,000.00							220,000.00
Total Cash Flow From Financing Activities	**1,251,864.75**	**19,704.76**	**-46,773.37**		**6,087.23**	**-397.08**		**1,230,486.29**
								-

Cash Flow Statement Side by Side
12/30/2024 - 12/28/2025

Legal Ent(s): More than 5 selected

	Citizens Holdings, LLC	Citizens of Burnet, LLC	Citizens of Chelsea, LLC	Citizens of East Village, LLC	Citizens of Montrose, LLC	Citizens of Soho, LLC	Citizens Texas Commissary	Total
Cash Net Change	481,195.29	-19,143.05	-309,828.68	24,777.58	15,366.45	-34,976.43	15,318.47	172,709.63
Cash Beginning Balance	21,772.68	35,389.15	455,382.37	13,618.96	84,152.46	146,963.82	0.00	757,279.44
Calculated Cash Ending Balance	502,967.97	16,246.10	145,553.69	38,396.54	99,518.91	111,987.39	15,318.47	929,989.07
								-
Actual Cash Ending Balance	*502,967.97*	*16,246.10*	*145,553.69*	*38,396.54*	*99,518.91*	*111,987.39*	*15,318.47*	929,989.07

Sum of Balance	TYPE		
GL	Beg Balance:	2025 Activity	Grand Total
280-000 - Member's Contribution	(8,988)		(8,988)
280-040 - Pushcart Coffee Capital Account	30,157		30,157
280-070 - Citizens Collective Capital Ac	144,785		144,785
290-000 - Dissolution Cleaning Account	150,088	64	150,152
300-100 - Series C - Investment (SAFE Notes)	1,209,190		1,209,190
300-110 - Syndication cost (GC-Investors)	(199,626)		(199,626)
300-120 - Series A - Investment (Crowd)	478,023	1,017,500	1,495,523
300-130 - Series B - Investment (Private)	-	220,000	220,000
300-500 - Retained Earnings	(2,724,054)		(2,724,054)
Grand Total	**(920,425)**	**1,237,564**	**317,139**

Citizens Coffee

Statement of change in Equity-FY2025

	2024 Ending balance	2025 Activity	2025 Ending Balance
280-000 - Member's Contribution	(8,988)		(8,988)
280-040 - Pushcart Coffee Capital Account	30,157		30,157
280-070 - Citizens Collective Capital Ac	144,785		144,785
290-000 - Dissolution Cleaning Account	150,088	64	150,152
300-100 - Series C - Investment (SAFE Notes)	1,209,190		1,209,190
300-110 - Syndication cost (GC-Investors)	(199,626)		(199,626)
300-120 - Series A - Investment (Crowd)	478,023	1,017,500	1,495,523
300-130 - Series B - Investment (Private)	-	220,000	220,000
300-500 - Retained Earnings	(2,724,054)		(2,724,054)
YTD Income	(760,777)	528,261	(232,515)
Total	(1,681,202)	1,765,825	84,624

Account Detail: Multiple

12/30/2024 - 12/28/2025

Location: More than 5 selected

GL	Date	Type	Ref. Number	Company	Location	Comment/Item	TYPE		Debit	Credit	Balance	Bal
280-000 - Member's Contribution								**Beg Balance:**	**Beg Balance:**		**-8,988.25**	**-8,988.25**
Total Member's Contribution									0.00	0.00	-8,988.25	-8,988.25
280-040 - Pushcart Coffee Capital Account								**Beg Balance:**	**Beg Balance:**		**30,156.74**	**30,156.74**
Total Pushcart Coffee Capital Account									0.00	0.00	30,156.74	30,156.74
280-070 - Citizens Collective Capital Ac								**Beg Balance:**	**Beg Balance:**		**144,785.38**	**144,785.38**
Total Citizens Collective Capital Ac									0.00	0.00	144,785.38	144,785.38
290-000 - Dissolution Cleaning Account								**Beg Balance:**	**Beg Balance:**		**150,088.35**	**150,088.35**
290-000 - Dissolution Cleaning Account	12/30/2024	Journal Entry	NJ00007053		Citizens of Gramercy		2025 Activity		218.93	0.00	-218.93	149,869.42
290-000 - Dissolution Cleaning Account	2/3/2025	Journal Entry	BB - 02/03/		Citizens of Soho	Deposit	2025 Activity		0.00	283.00	283.00	150,152.42
Total Dissolution Cleaning Account									218.93	283.00	150,152.42	150,152.42
300-100 - Series C - Investment (SAFE Notes)								**Beg Balance:**	**Beg Balance:**		**1,209,189.62**	**1,209,189.62**
Total Series C - Investment (SAFE Notes)									0.00	0.00	1,209,189.62	1,209,189.62
300-110 - Syndication cost (GC-Investors)								**Beg Balance:**	**Beg Balance:**		**-199,626.00**	**-199,626.00**
Total Syndication cost (GC-Investors)									0.00	0.00	-199,626.00	-199,626.00
300-120 - Series A - Investment (Crowd)								**Beg Balance:**	**Beg Balance:**		**478,022.99**	**478,022.99**
300-120 - Series A - Investment (Crowd)	1/31/2025	Journal Entry	NJ00005567		Citizens Holdings	START ENGINE - To record Series A receipts	2025 Activity		0.00	32,397.09	32,397.09	510,420.08
300-120 - Series A - Investment (Crowd)	2/18/2025	Journal Entry	NJ00005568		Citizens Holdings	START ENGINE - To record Series A receipts	2025 Activity		0.00	72,276.65	72,276.65	582,696.73
300-120 - Series A - Investment (Crowd)	3/7/2025	Journal Entry	NJ00005569		Citizens Holdings	START ENGINE - To record Series A receipts	2025 Activity		0.00	191,497.90	191,497.90	774,194.63
300-120 - Series A - Investment (Crowd)	5/3/2025	Bank Deposit	BD000192		Citizens Holdings	ORIG CO NAME:WSFS ORIG ID:XX8485 DESC DATE:	2025 Activity		0.00	145,928.66	145,928.66	920,123.29
300-120 - Series A - Investment (Crowd)	5/16/2025	Bank Deposit	BD000269		Citizens Holdings	ORIG CO NAME:WSFS ORIG ID:XX8485 DESC DATE:	2025 Activity		0.00	138,387.63	138,387.63	1,058,510.92
300-120 - Series A - Investment (Crowd)	5/21/2025	Bank Deposit	BD000290		Citizens Holdings	ORIG CO NAME:WSFS ORIG ID:XX8485 DESC DATE:	2025 Activity		0.00	25,000.52	25,000.52	1,083,511.44
300-120 - Series A - Investment (Crowd)	7/2/2025	Bank Deposit	BD000611		Citizens Holdings	ORIG CO NAME:WSFS ORIG ID:XX8485 DESC DATE:	2025 Activity		0.00	2,590.37	2,590.37	1,086,101.81
300-120 - Series A - Investment (Crowd)	10/3/2025	Bank Deposit	BD001283		Citizens Holdings	FEDWIRE CREDIT VIA: THREAD BANK/XXXXX2967	2025 Activity		0.00	279,711.00	279,711.00	1,365,812.81
300-120 - Series A - Investment (Crowd)	12/19/2025	Bank Deposit	BD001848		Citizens Holdings	FEDWIRE CREDIT VIA: THREAD BANK/XXXXX2967	2025 Activity		0.00	129,710.00	129,710.00	1,495,522.81
Total Series A - Investment (Crowd)									0.00	1,017,499.82	1,495,522.81	1,495,522.81
300-130 - Series B - Investment (Private)								**Beg Balance:**	**Beg Balance:**		**0.00**	**0.00**
300-130 - Series B - Investment (Private)	3/4/2025	Journal Entry	NJ00006036		Citizens Holdings	Record transaction for Private series A investment	2025 Activity		0.00	25,000.00	25,000.00	25,000.00
300-130 - Series B - Investment (Private)	3/14/2025	Journal Entry	NJ00006037		Citizens Holdings	Record transaction for Private series A investment	2025 Activity		0.00	50,000.00	50,000.00	75,000.00
300-130 - Series B - Investment (Private)	6/16/2025	Bank Deposit	BD000462		Citizens Holdings	HSBC	2025 Activity		0.00	25,000.00	25,000.00	100,000.00
300-130 - Series B - Investment (Private)	8/1/2025	Bank Deposit	BD000832		Citizens Holdings	BOOK TRANSFER CREDIT B/O: JIN QIN HOUSTON TX	2025 Activity		0.00	100,000.00	100,000.00	200,000.00
300-130 - Series B - Investment (Private)	10/28/2025	Bank Deposit	BD001435		Citizens Holdings	FEDWIRE CREDIT VIA: GRASSHOPPER BANK,	2025 Activity		0.00	20,000.00	20,000.00	220,000.00
Total Series B - Investment (Private)									0.00	220,000.00	220,000.00	220,000.00
300-500 - Retained Earnings								**Beg Balance:**	**Beg Balance:**		**-2,724,053.83**	**-2,724,053.83**
Total Retained Earnings									0.00	0.00	-2,724,053.83	-2,724,053.83
Grand Total									**218.93**	**1,237,782.82**	**317,138.89**	**317,138.89**

NOTE 1 – NATURE OF OPERATIONS

Citizens Coffee Inc. (the "Company") was formed in 2013 and operates in the States of New York and Texas. The Company's headquarters and operations are located across multiple locations, including New York, NY and Austin, TX.

The Company operates a restaurant and hospitality business, generating revenue through food and beverage sales across its locations. In addition, the Company engages in funding campaigns and works with investors to support its operations and growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company generates revenue primarily from restaurant operations and recognizes revenue at the point of sale when food and beverage items are delivered to customers and payment is received.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company files tax returns in the United States federal jurisdiction and in the States of New York and Texas. The Company operates in multiple locations, including Chelsea, Soho, and other locations in New York, as well as Burnet and Montrose in Texas.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has received funding from investors to support its operations and growth. Additional details regarding specific terms of such funding are not presented herein.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has standard operating leases related to its restaurant locations and has no other material commitments requiring disclosure.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of shares of its common stock. As of the reporting date, the Company has issued shares to its stockholders, with ownership reflected in the Company's capitalization table, which includes approximately 20 or more shareholders.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 2026, the date these financial statements were prepared. There have been no events or transactions during this period which would have a material effect on these financial statements.

I, Justin Giuffrida, the Co-founder and CEO of Citizens Coffee, hereby certify that the financial statements of Citizens Coffee and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $551,517.75; taxable income of $136,257.18) and total tax of $_____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/29/2026.

Justin Giuffrida

Co-founder and CEO
04/29/2026